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As filed with the Securities and Exchange Commission on November 12, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NATURE'S SUNSHINE PRODUCTS, INC.
(Name of Subject Company (issuer))

NATURE'S SUNSHINE PRODUCTS, INC., as Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

639027101
(CUSIP Number of Class of Securities)

Craig D. Huff
Vice President of Finance, Treasurer,
Chief Financial Officer and Chief Accounting Officer
75 East 1700 South
Provo, Utah 84606
(801) 342-4300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Justin P. Klein
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
(215) 665-8500

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)

$16,500,000	$2,091

(1)
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,000,000 shares of common stock at the maximum tender offer price of $16.50 per share.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,091
Form or Registration No.: Schedule TO
Filing Party: Nature's Sunshine Products, Inc.
Date Filed: October 27, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Nature's Sunshine Products, Inc. (the "Company") on October 27, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 28, 2004, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase up to 1,000,000 shares of its outstanding common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

        Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively, are hereby amended as follows:

  (1)
  The fourth paragraph on the inside cover page of the Offer to Purchase is hereby amended by replacing the last sentence of such paragraph in its entirety with the following:

    "Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $14.20 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $14.20 per share."

  (2)
  The fifth paragraph of the response to the question "What will the purchase price for the shares be and what will be the form of payment?" under the Section "Summary Term Sheet" on page 1 of the Offer to Purchase is hereby amended by replacing the last sentence of such paragraph with the following:

    "You should understand that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $14.20 per share. You should also understand that this election could result in your shares being purchased at the minimum tender price of $14.20 per share."

  (3)
  The last sentence of the response to the question "How do I maximize the chance my shares will be purchased in the tender offer?" under the Section entitled "Summary Term Sheet" on page 3 of the Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

    "Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $14.20 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $14.20 per share."

  (4)
  The fourth paragraph under the Section entitled "Procedures for Tendering Shares" on page 14 of the Offer to Purchase is hereby amended by replacing the last sentence of such paragraph in its entirety with the following:

    "Note that this election could have the effect of decreasing the price at which we purchase tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $14.20 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $14.20 per share."

  (5)
  Numbered paragraph 2 on the inside front cover of the Letter of Transmittal is hereby amended by adding the following at the end of such paragraph:

    "Note that this election could have the effect of decreasing the price at which Nature's Sunshine purchases your tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $14.20 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $14.20 per share."

  (6)
  The description of the election made under option (2) on the first page of the Letter of Transmittal in hereby amended by replacing the last sentence of the description next to the box with the following:

    "This election could have the effect of decreasing the price at which Nature's Sunshine purchases your tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $14.20 per share. Also, note that this election could result in your shares being purchased at the minimum tender price of $14.20 per share."

  (7)
  Instruction 5 of the Letter of Transmittal is hereby amended by replacing the second sentence of such instruction with the following:

    "Selecting option (2) could have the effect of decreasing the price at which Nature's Sunshine purchases the shareholder's tendered shares because shares tendered using this election will effectively be considered available for purchase at the minimum price of $14.20 per share. Selecting option (2) could result in the shareholder receiving a price per share as low as $14.20."

  (8)
  The fourth full paragraph on page 17 of the Offer to Purchase is hereby amended by replacing the third sentence in its entirety with the following:

    "We also reserve the absolute right to waive any conditions of the Offer or any defects or irregularities in the tender of any shares, provided that we will not waive any condition of the Offer with respect to an individual shareholder unless we waive that condition for all shareholders."

  (9)
  The first paragraph under the Section "Withdrawal Rights" on page 18 of the Offer to Purchase is hereby amended by replacing "Wednesday, November 24, 2004" in the last sentence of such paragraph with "Thursday, December 23, 2004."

  (10)
  The first sentence of the third paragraph under the Section entitled "Purchase of Shares and Payment of Purchase Price" on page 19 of the Offer to Purchase is hereby amended by replacing the words "as soon as practicable" with "promptly."

  (11)
  The first sentence of the sixth paragraph under the Section entitled "Purchase of Shares and Payment of Purchase Price" on page 19 of the Offer to Purchase is hereby amended by replacing the words "as soon as practicable" with "promptly."

  (12)
  The fifth bullet point under the first paragraph under the Section entitled "Conditions of the Tender Offer" on page 22 of the Offer to Purchase is hereby amended by replacing clause (ii) in its entirety with the following:

    "(ii) would or might prohibit, restrict or delay consummation of the Offer, or"

  (13)
  The last paragraph under the Section entitled "Certain Information Concerning Nature's Sunshine" on page 25 of the Offer to Purchase is hereby amended by deleting the first sentence in its entirety.

  (14)
  The first paragraph under the Section entitled "Extension of the Tender Offer; Termination; Amendment" on page 33 of the Offer to Purchase is hereby amended by deleting the last sentence in its entirety.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATURE'S SUNSHINE PRODUCTS, INC.
/s/ CRAIG HUFF
Name:	Craig Huff
Title:	Vice President of Finance, Treasurer, Chief Financial Officer and Chief Accounting Officer

Date: November 12, 2004

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